Exhibit 21.1
Subsidiaries of the Registrant

State or Other Jurisdiction of
Name of Subsidiary*	Incorporation or Organization

Communication Machinery Corporation	United States

G3 Nova Technology, Inc.	United States

Ixia Europe Limited	United Kingdom

Ixia Federal Systems, Inc.	United States

Ixia K.K.	Japan

S.C. Ixia SRL	Romania

Ixia Pte. Ltd.	Singapore

Ixia Technologies Private Limited	India

Ixia (Beijing) Trading Company Limited	China

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.